Exhibit 19
Policy on the Prevention of Insider Trading

In the normal course of business, officers, directors, employees and agents of Insperity, Inc. and its subsidiaries (collectively, the “Company”) may come into possession of significant, sensitive, confidential or proprietary information. In the eyes of the law, this information is considered the Company’s property; persons affiliated with the Company are entrusted with this information and have a duty to protect it against inappropriate use or disclosure. Because the Company’s common stock is publicly traded, federal securities laws generally prohibit any director, officer, employee or agent of the Company and entities (such as trusts, limited partnerships, limited liability companies and corporations) over which such individuals have or share voting or investment control (each, a “Covered Person”) possessing material nonpublic information about the Company from buying or selling Company securities or passing on such information to other buyers or sellers. For purposes of the laws prohibiting insider trading, Company securities include the Company’s common stock as well as options, and include direct holdings as well as indirect holdings, such as holdings through employee benefit plans.
Substantial legal penalties can be imposed on the Company and on any individual Covered Person for a violation of these laws. In addition, certain transactions must be reported by Covered Persons and/or the Company in filings with the United States Securities and Exchange Commission (“SEC”). The purpose of this Policy is to facilitate compliance with these laws by: (1) informing Covered Persons of their responsibilities in this area; (2) establishing procedures for certain Covered Persons to follow before trading in Company securities; (3) informing Covered Persons of the consequences of violating the law and this Policy; and (4) assisting Covered Persons and the Company with reporting information regarding trades in Company securities when applicable.
The Company has adopted this Policy to fulfill the Company’s obligation to prevent insider trading and to help Covered Persons avoid the severe consequences associated with violation of the insider trading laws. The Company also intends to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company by prohibiting all speculative trading in Company stock.
I.Federal Insider Trading Laws
The Law. Federal insider trading laws generally prohibit any Covered Person (or any Family Member of a Covered Person – see Part II below) who possesses material nonpublic information (also referred to as “inside information”) relating to the Company from buying or selling shares of common stock or other securities of the Company or any publicly traded options on shares of common stock or other Company securities, or engaging in any other action to take advantage of, or pass on to others, that information. The key is that a person possesses the material nonpublic information – it does not matter whether the material nonpublic information is the basis for the buying or selling of securities. Moreover, personal trading transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not an exception. The SEC, which is the primary U.S. enforcer of the federal securities laws, takes the view that the mere fact that a person knows or possesses the information is enough to bar him or her from trading, even if the reasons for the potential trade are not based on that information. This prohibition also extends to all material inside information that may be acquired in the course of a person’s employment or relationship with the Company relating to the securities issued by other companies. If you have any questions regarding the application of these policies, please contact the Company’s General Counsel, who is the designated compliance officer with respect to this Policy.
Materiality. In applying this Policy, it is often necessary for Covered Persons to determine whether certain information is material nonpublic information. Information may be considered “material” when the information, whether positive or negative, might be of possible significance to an investor in a decision to purchase, sell or hold stock or other securities. Information may be significant for this purpose even if it would not alone determine the investor’s decision. Chances are, if a person learns something that leads that person to want to buy or sell securities, the information will be considered material. Thus, even speculative information can be material; information that something is likely to happen or not happen, or even that it may or may not happen, can be considered material. In short, any information which could reasonably be expected to affect the price of the security is material information and, if not public, material nonpublic information. See “When Information is Public” below.
By way of example, it is probable that the following information, in most circumstances, would be deemed material:
•annual, quarterly or monthly financial results;
•a change in earnings or earnings projections or a significant change in the Company’s financial condition;
•discussions, negotiations and agreements regarding a significant proposed or pending transaction, including a merger, acquisition, business combination, or tender offer;
•a significant sale of assets or the disposition of a significant subsidiary;
•significant changes in prices, customers, or suppliers;
•planned changes in dividend or distribution policies;
•declaration of a stock split, the initiation of a stock buy-back program, or the offering of additional debt or equity securities;
•entering into significant new contracts or the non-performance or termination by a party under a significant existing contract;
•significant threatened claims or litigation or significant developments in existing litigation;
•significant developments involving the Company’s intellectual property rights;

•significant labor disputes;
•significant cybersecurity incidents, including vulnerabilities and breaches;
•top management changes; or
•significant changes in the Company’s product or service offerings.
This list is not exhaustive; other types of information may also be material. Covered Persons must not engage in any transaction that is described above until after this type of information becomes public.
When Information is Public. Information is considered “public” and no longer “inside” only after it has been effectively disclosed in a manner sufficient to insure its availability to the investing public. This disclosure generally requires reporting through widely circulated news or wire services or in major financial newspapers, or public disclosure in a filing with the SEC. Selective disclosure to a few persons does not make information public. Furthermore, adequate dissemination requires allowing enough time after the announcement for the market to react to the information. It is the Company’s policy that material information is not deemed to have been adequately disseminated until one full trading day has elapsed following the release of such information to the public. In this regard, the Company will deem that one full trading day has elapsed if such information is released to the public before 10:30 a.m. Central Time on the preceding trading day. As an example, if the Company issues a press release containing financial results and also conducts a teleconference to discuss the financial results and to provide financial guidance prior to 10:30 a.m. Central Time on a Monday that is a trading day, the information would not be deemed to have been adequately disseminated until trading markets open on Tuesday. On the other hand, if material information is released after 10:30 a.m. Central Time on a Monday that is a trading day, the information would not be deemed to have been adequately disseminated until the trading markets opened on Wednesday.
Tipping. Information that could have an impact on Company stock price, or sensitive information relating to other companies, including customers, suppliers or potential parties to contracts or transactions, must not be passed intentionally or inadvertently on to other companies or people (such as family members, friends, relatives or business associates). When “tipping” occurs, both the “tipper” and the “tippee” may be held liable under the insider trading laws, and this liability may extend to all those to whom the tippee gives the information. The legal penalties described below are applicable whether or not a tipper derives any benefit from a tippee’s actions.
II. Restrictions on Purchases, Sales and Certain Other Activities
General Policy. It is the Company’s policy that if a Covered Person possesses material nonpublic information concerning the Company, then that Covered Person may not (1) buy, sell, gift, or otherwise trade in stock or other securities of the Company (including options relating to such securities) or (2) pass on such information to others. This policy also extends to trading in stock or other securities issued by other companies, such as customers, suppliers, competitors or joint venture partners (including options relating to such securities), if a Covered Person has acquired or possesses material nonpublic information relating to such companies in the course of his or her employment or affiliation with the Company.
Family Members. All restrictions in this policy that apply to a Covered Person, including Trading Windows, Special Blackout Periods and pre-clearances, also apply to his or her Family Members, regardless of whether such Family Members are aware of or possess the material nonpublic information. It is the responsibility of each Covered Person to ensure that his or her Family Members comply with this policy. In this policy, the “Family Members” of a Covered Person mean his or her spouse, minor children, other adults living in the same household, any family members who do not live in the same household but whose transactions in stock or other securities of the Company are directed by such Covered Person or are subject to influence or control by such Covered Person, and entities (such as trusts, limited partnerships, limited liability companies and corporations) over which such individuals have or share voting or investment control.
Trading Window. In addition to the general policy prohibiting trading while in possession of material nonpublic information, it is the Company’s policy that (1) directors of the Company, (2) officers of the Company holding the office of “senior vice president” or higher (“Senior Officers”), (3) any employee designated to the General Counsel by any Senior Officer, and (4) all members of the Company’s Disclosure Committee (collectively, “Special Covered Persons”), may purchase and sell stock or other securities of the Company only during the following periods (“Trading Window”):
•the 45-day periods beginning on the second business day following the release of the Company’s quarterly financial results for the first, second and third quarters; and
•the 30-day period beginning on the second business day following the public release of the Company’s fourth quarter and annual financial results.
At the direction of the General Counsel, the Company will notify any individuals designated pursuant to clause (3) above that they are considered Special Covered Persons and whether they are also subject to the pre-clearance policy.
Special Blackout Periods. From time to time a potentially material event or set of circumstances (such as merger and acquisition activities) may require the Company to implement a blackout period related to that specific event or set of circumstances (a “Special Blackout Period”). If you could have access to material nonpublic information concerning that event or circumstances, the Company may designate you as being subject to the Special Blackout Period. If you are made subject to a Special Blackout Period, you (and your Family Members) may not engage in any transaction involving the purchase or sale of Company stock until advised that the Special Blackout Period has been terminated. Special Blackout Periods will only be announced to those Covered Persons who are aware of the event or circumstances giving rise to the Special Blackout

Period. Covered Persons made aware of the existence of a Special Blackout Period may not disclose the existence of the Special Blackout Period to any other person (other than Family Members solely for the purpose of ensuring their compliance with the Special Blackout Period). Further, if a Covered Person has material nonpublic information relating to another company as a result of such person’s knowledge of a Special Blackout Period, that Covered Person may not trade in the securities of the other company while in possession of such information.
Required Trading Pre-Clearances. As a means of ensuring compliance with the General Policy set forth above, directors, Senior Officers, and any other individuals informed by the General Counsel that they are subject to this pre-clearance policy are required to pre-clear any and all transactions in any Company securities with the General Counsel’s office. Absent the receipt of such pre-clearance, transactions in Company securities by any such persons are strictly prohibited. Please note that the requirement to pre-clear trades applies notwithstanding the fact that a proposed transaction may fall during a Trading Window. A request for pre-clearance should be submitted to the General Counsel a reasonable time in advance of the proposed transaction and should be accompanied by a confirmation that the person seeking such clearance is not in possession of material nonpublic information. The General Counsel’s office is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. Clearance of a transaction is valid only until the end of the second trading day following the day on which clearance was granted and any cleared trade that is not executed within this time period (other than trading arrangements that by their approved terms are intended to execute outside such time period) must be resubmitted to the General Counsel for pre-clearance. Even if the trade is cleared, the person seeking clearance remains responsible for the decision to trade and no trade should be made if the person is then in possession of material nonpublic information. If any Covered Person has any question about whether they are subject to this pre-clearance requirement, he or she should contact the Company’s General Counsel.
Exceptions to Trading Window and Required Trading Pre-Clearances
The following transactions are not subject to the Trading Window or the requirement to pre-clear trades:
•transactions under a previously established contract or plan which (1) satisfies the requirements of the SEC’s Rule 10b5-1 and (2) in the case of directors and Senior Officers, is approved by the Company. If you have questions or wish to establish such a plan, please contact the Company’s General Counsel;
•“direct” (as opposed to “cashless” or “broker assisted”) exercises of Company-issued options to purchase common stock, i.e., stock purchases pursuant to the exercise of stock options where no sale of the underlying stock is involved (so-called “exercise and hold” transactions). However, any exercises of options that result in the sale of stock or other securities of the Company would be subject to the restrictions contained in this Policy;

•acquisitions under the Company’s Employee Stock Purchase Plan; and
•sales of common stock to the Company made to pay withholding taxes due at the vesting of restricted stock awarded by the Company.
No Safe Harbor. The existence of a Trading Window should not be considered a safe harbor for trading, and all Covered Persons should use good judgment at all times. For example, occasions may arise when Covered Persons become aware during a Trading Window that earnings for the following quarter are likely to exceed, or fall below, market expectations to an extent that could be material. In such a case, the general policy would still prohibit trading even though the Trading Window is open. If any Covered Person ever has questions about whether they are permitted to trade in Company securities at any particular time, he or she should contact the Company’s General Counsel.
Other Restrictions
No Short Sales. Covered Persons are prohibited from making any short sales of Company common stock or any other Company securities.
No Trading in Options. Covered Persons are prohibited from engaging in transactions in put options, call options or other derivative securities of Company stock. A transaction in these kinds of options is, in effect, a bet on the short-term movement of the Company’s stock, and thus could create the appearance that one is trading based on inside information.
No Hedging Transactions. Covered Persons are prohibited from engaging in hedging transactions involving Company stock or other Company securities. Certain forms of hedging or monetization transactions (such as zero-cost collars and forward sale contracts) allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential upside appreciation in the stock. These transactions would allow a person to continue to own the covered securities, but without the full risks and rewards of ownership. Thus, a person who engaged in these transactions would no longer have the same objectives as the Company’s other shareholders.
Limited Use of Standing or Limit Orders. Standing and limit orders (except orders intended to comply with the SEC’s Rule 10b5-1) create heightened risks for insider trading violations. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a Covered Person is in possession of material nonpublic information, which could draw scrutiny of the transaction. Due to the heightened risks to you, the Company cautions you against placing standing or limit orders on Company securities. A Covered Person may not place, modify or cancel a standing or limit order at any time that the Covered Person is in possession of material nonpublic information. In addition, a Special Covered Person may only place, modify or cancel a limit order during a Trading Window and the limit order may not extend beyond the Company’s general Trading

Window (other than limit orders intended to comply with the requirements of the SEC’s Rule 10b5-1). If applicable to that Special Covered Person, the Special Covered Person must also first obtain pre-clearance with the General Counsel’s office before placing, modifying, or canceling a limit order.
Pledges of Significant Amounts of Company Stock Are Prohibited; Pre-Approval Required. Covered Persons are prohibited from holding a significant amount of Company securities in a margin account or pledging a significant amount of Company stock as collateral for a loan, except in connection with a broker assisted exercise and sale of stock when any loan is outstanding only until the sale is cleared (i.e., a so-called “cashless option exercises”). Brokers may generally sell stock in a margin account without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because these sales could occur at a time when a Covered Person possesses material nonpublic information, Covered Persons may not engage in these types of transactions (except in connection with a cashless exercise of stock options when any loan is outstanding only until the sale is cleared) without the prior approval of the Board of Directors. Any request to pledge Company securities must be submitted to the Company’s General Counsel, who will present the request to the Board of Directors for consideration. In determining whether to permit a pledge of Company securities, the Board of Directors will consider whether the amount of Company securities requested to be pledged is significant, based on such facts and circumstances existing at the time and any other information deemed relevant by the Board of Directors.
Post Employment or Other Relationship. This Policy will continue to apply to Covered Persons after the termination of their employment or other relationship with the Company. If your employment or other relationship terminates for any reason while you are in possession of material nonpublic information or you are subject to a Blackout Period or Special Blackout Period, you will continue to be subject to this Policy until the Blackout Period or Special Blackout Period ends or until that information has become public or is no longer material.
No Excuses. Remember that transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are neither an exception to this Policy nor a safeguard against prosecution for violation of insider trading laws. The SEC takes the position that the mere fact that an employee knows of or possesses inside information is a prohibition to trading; it is no excuse that the employee’s asserted reasons for trading were not based on that information.

III. Additional Rules for Directors, Officers and Certain Other Persons
Short-Swing Profit Recapture and Beneficial Ownership Reporting. In addition to the rules set forth above, all directors, executive officers and stockholders holding more than 10 percent of the outstanding shares of any class of stock (collectively, “Insiders”) of public companies are subject to certain additional rules governing their transactions in their company’s stock. Section 16 of the Securities Exchange Act of 1934 prohibits Insiders of the Company from buying any shares of stock within six months before or after a sale, or selling any stock within six months before or after a purchase. Although Section 16 is designed to prevent the abuse of inside information, it is an absolute rule, and therefore it applies whether or not the Insider actually possesses any material undisclosed information. Additionally, Insiders of the Company are required to report their ownership and transactions in Company securities to the SEC on certain forms. In addition, the Company has obligations to report certain transactions of directors and executive officers in its SEC filings. Insiders should contact the Company’s General Counsel, who has been designated as the Company’s Section 16 compliance officer, before they engage in any transaction involving Company stock, so that the information necessary to prepare these forms may be obtained and it can be determined if there is any reason why the Insider should not be trading in Company stock.
Rule 144. Rule 144 under the Securities Act of 1933 requires that sales of Company shares by directors and officers be in compliance with the volume, manner of sale, notice and other limitations of that rule. A Form 144 must be submitted to the SEC no later than the day you place a sell order. It is the responsibility of the directors and officers to ensure that this form is submitted.
IV. Compliance and Penalties
Surveillance. The SEC and the national securities exchanges in the U.S. (including the New York Stock Exchange) have extensive surveillance facilities that are used to monitor trading in stocks and stock options. Frequently, these institutions have cooperative arrangements with comparable institutions outside the U.S. If a transaction in Company securities becomes the subject of scrutiny, the transaction will be viewed after the fact. As a result, before engaging in any transaction, all Covered Persons should carefully consider how regulators and others might view the transaction in hindsight.
Penalties. The consequences of insider trading violations can be severe under U.S. law. The SEC takes the position that these laws apply to all transactions in stock (including options) and other securities of companies listed for trading in the U.S., whether or not the actual trades take place in the U.S. For individuals who trade on inside information (or tip information to others), penalties include:
1. A civil penalty of disgorgement, or return, of profit gained or loss avoided, plus a fine of up to three times the profit gained or loss avoided;
2. A criminal fine (no matter how small the profit) of up to $5 million; and
3. A jail term of up to 20 years.
In addition to civil and criminal penalties, persons contemporaneously trading at the time of a violation of the insider trading laws have the right to sue the insider for an amount equal to the profit gained or loss avoided by the insider in such transaction, offset by any amounts the insider is required to disgorge by the SEC.
For a company (as well as any supervisory person of a company) that fails to take appropriate steps to prevent illegal trading, penalties include:
1. A civil penalty of up to the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and
2. A criminal penalty of up to $25 million.
Compliance. All Covered Persons must strictly comply with this Policy. Moreover, no Covered Person should engage in any transaction in which he or she may even appear to be trading while in possession of material nonpublic information. Failure to observe this Policy may result in serious legal difficulties for the involved Covered Person, as well as for the Company, including the possibility of civil suits by stockholders.
Company Sanctions. Failure to comply with this Policy may also subject Covered Persons to Company-imposed sanctions and disciplinary action, including termination of employment for cause, whether or not any failure to comply with this Policy resulted in a violation of law.
V. Administration
Questions. All questions and inquiries regarding this Policy and the prevention of insider trading should be directed to the Company’s General Counsel. If you are unsure about any aspect of this Policy or its applicability to you or any given transaction or situation, ask for guidance. However, the ultimate responsibility for adhering to this Policy and avoiding unlawful transactions rests with each individual.

Date last reviewed and modified: February 6, 2024